Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Peter Rawlinson on CNN

Interview with Peter Rawlinson and Julia Chatterly

June 25, 2021

Julia Chatterly (JC): Silicon Valley start-up Lucid Motors is opening another showroom. This time, here in New York City. Joining us now, Lucid Motors CEO and CTO, Peter Rawlinson. Peter, fantastic to have you on the show. This is a huge moment; another huge stepping stone I think in Lucid’s lifecycle. Talk me through the customer experience and what we can expect if we come to the showroom.

Peter Rawlinson (PR): Indeed, Julia, and here I am in our brand new flagship store here in the meatpacking district of Manhattan. This is the eighth studio that we've opened up now. In the US, we've got two in the Bay Area of San Francisco, two in Los Angeles, two in Florida, just opened in Chicago, here in New York with Boston and Scottsdale, Arizona to come very shortly. And this is very much a studio experience. We see the car; this is not a green screen. The car, beautiful design really, and that design sensibility is echoed and mirrored in this surrounding. This this studio, this boutique experience where we invite prospective customers to come in, in a not a high pressure sales environment, but a voyage of discovery, to learn about the car, and the ground-breaking technology that's going to help mankind transform to a more sustainable method of mobility.

JC: Yeah, I mean, what we can see behind you looks incredibly beautiful among some of the more potent updates as well that you've provided us along with this opening is that reservations now, I believe have topped 10,000. What does that mean in terms of money to you? And in terms of commitment? What does it cost to make a reservation?

PR: Well, it varies. Some people have put up to $7,000. Or more above that, in the case of the Dream edition, which is sold out, it's possible to reserve a car now for just a few $100. But this shows the growing interest and momentum that Lucid is acquiring as we get closer to customer deliveries in the second half of this year. And as a result of that confidence, we this week announced an accelerated plan of investments where we're bringing forward $350 million into our budget between ‘21 and ‘23 and bring an additional 6-7% capex into our plan. Through the next five years, we're going to accelerate our production capability in our plant in Arizona, in Casa Grande, and add an additional 2.7 million square feet. This is confidence in our business plan. And we're planning for a very, very bright future.

JC: It's all about delivery, to your point. And you've also talked about how COVID wreaked havoc on the supply chain and how you've got some 250 plus international suppliers too. And now you're in this quality control part of the production of some of these vehicles. Peter, how confident are you that you can fulfil those commitments this year? What are we talking about in terms of timing for the second half of this year and of course the next year to where your ambitions really scale up?

PR: Exactly, and we're on track for this year and next year. We're going to have very significant growth, as we plan ahead into 2022. Lately, the company had a red letter day, Julia, just last Friday we started our quality validation run of cars. These are the production cars proper that we started in our plants in Arizona. The car behind me is a pre-production model, we made about 86 of those that have been completed now. And now we are making the cars that eventually we will sell to customers, once we've got the quality right, and we're on track for that.

JC: Yeah, and you certainly can't get it wrong. It's funny you know I look at some of the prices of these: the Grand Touring, the dream. We're talking significantly above $100,000. And I was just looking at what Mercedes Benz, which is typically America's bestselling model that transacts above $100,000, I mean they have not sold more than 20,000 units in a single year since 2015. I think in an [inaudible], these have been some tough years 6,600 in 2020 12,500 in 2019. Peter, who's buying these cars?

PR: Well so many people now, in this marketplace, are just wanting an electric offering in the luxury space. I have spoken to so many people who are ready for this. And you know, hats off to Tesla, because they changed this paradigm, they changed the perspective of a luxury buyer, but they're looking for a luxury offering to replace their Mercedes Benz S Class, their high end E Class. And remember when we talk about 20,000 units, we're looking at a world market, not necessarily just North America here.

JC: And that's a great point. So, not worried about competition from GM, from Ford, from the Mercedes Benz? They're spending huge amounts.

PR: Well I yeah I mean it's a very interesting point, but I don't see that being a market specifically for EV's per se. There's a market for cars, and the more great EVs come along, we'll get more EV penetration into that market which is dominated by internal combustion engines. And I think you make a great point. I'm delighted, actually that Mercedes Benz EQ s is coming along, because then Lucid Air can be compared, directly against some very best that Stuttgart can offer.

JC: We'll certainly do it. Peter, great to chat to you. Congrats on the opening, Peter Rawlinson, the CEO and CTO of Lucid Motors.

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IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.

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